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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49475

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. H. Hill Securities, LLLP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1543 Green Oak Place Suite 100

(No. and Street)

Kingwood	TX	77339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan H. Hill 832-644-1852

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC

(Name – *if individual, state last, first, middle name*)

5179 CR 1026	Celeste	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dan H. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D. H. Hill Securities, LLLP, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBBI MICHELLE COLE
Notary Public, State of Texas
Comm. Expires 09-18-2021
Notary ID 2654096

Dan H. Hill
Signature

Financial Operations Officer
Title

Robbi Michelle Cole
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SCHEDULES	
Schedule I – Supplemental Information Pursuant to Rule 17a-5	10
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	11
EXEMPTION REPORT	12

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PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
D.H. Hill Securities, LLLP

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D.H. Hill Securities, LLLP as of December 31, 2020, the related statements of operations, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of D.H. Hill Securities, LLLP as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of D.H. Hill Securities, LLLP's management. Our responsibility is to express an opinion on D.H. Hill Securities, LLLP's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to D.H. Hill Securities, LLLP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of D.H. Hill Securities, LLLP's financial statements. The supplemental information is the responsibility of D.H. Hill Securities, LLLP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as D.H. Hill Securities, LLLP's auditor since 2017.

Celeste, Texas
February 22, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

D. H. HILL SECURITIES, LLLP
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	116,263
Receivables		143,206
Other receivables		82
Prepaid expenses		3,942
Total Assets	$	263,494
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	47,600
Commissions payable		102,642
Total Liabilities	$	150,242
Partners' Capital		113,252
Total Liabilities and Partners' Capital	$	263,494

See Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statement of Operations
For Year Ended December 31, 2020

Revenues		
Securities commissions	$	384,982
Insurance commissions		334,968
Mutual fund commissions		281,659
Administrative Services		176,051
Private placements		83,952
Other revenue		11,623
Total Revenues	$	1,273,235
Expenses		
Compensation and related costs	$	822,174
Administrative expenses - related parties		169,307
Management fees - related party		150,186
Professional fees		46,898
Regulatory fees		7,952
Communications		3,428
Other expenses		13,633
Total Expenses	$	1,213,578
Net income before provision for income taxes		59,656
Current income taxes - state		-
Net Income	$	59,656

See Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statement of Changes in Partners' Capital
For Year Ended December 31, 2020

	General Partner's Capital	Limited Partner's Capital	Total
Balance, December 31, 2019	$ 3,518	$ 106,353	$ 109,871
Net income	1,193	58,463	59,656
Partners' withdrawals	-	$ (56,275)	$ (56,275)
Balance, December 31, 2020	$ 4,711	$ 108,541	$ 113,252

See Notes to Financial Statements.

D. H. HILL SECURITIES, LLLP
Statement of Cash Flows
For Year Ended December 31, 2020

Cash flows from operating activities		
Net income	$	59,656
Adjustments to reconcile net income to net		
cash provided by operating activities		
Change in assets and liabilities		
Decrease in receivables		(60,088)
Increase in other receivables		1,283
Decrease in prepaid expenses		(2,167)
Increase in accounts payable and accrued expenses		(5,877)
Increase in commissions payable		40,718
Net cash provided by operating activities	$	33,525
Cash flows from operating activities		
Partners's Draw		(56,275)
Net decrease in cash		(22,750)
Cash, beginning of year		139,013
Cash, end of year	$	116,263

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	$	-
Income taxes - state	$	-

See Notes to Financial Statements.

NOTE A – NATURE OF BUSINESS

Nature of Business

D.H. Hill Securities, LLLP (the "Partnership"), a Texas limited partnership, was formed in June 1996. The Partnership is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4

The Partnership's operations consist primarily of providing securities and insurance brokerage to individuals located throughout the United States. The Partnership also provides administrative services to companies in the securities industry.

The general partner of the Partnership is H & H Services, Inc. (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all the Partnership's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Revenue Recognition

Securities Commissions

Securities commissions are primarily related to the sale of various shares of unlisted real estate investment trusts and unlisted business development companies. The Partnership buys and sells securities on behalf of its customers. Each time a customer enters into a buy transaction, the Partnership charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Partnership fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Partnership believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Insurance and Mutual Fund Commissions

The Partnership enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors and insurance companies to issue variable annuity contracts. The Partnership may receive distribution fees and variable annuity fees paid by the funds and insurance companies up front, over time, upon the investor's exit from the fund and annuity contracts (that is, a contingent deferred sales charge), or as a combination thereof. The Partnership believes that its performance obligation is the sale of securities or variable annuity contracts to investors and as such this is fulfilled on the trade date or variable annuity contract funding date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares or annuity contracts at future points in time as well as the length of time the investor remains in the fund and annuity contracts, both of which are highly susceptible to factors outside the Partnership's influence, the Partnership does not believe it can overcome this constraint until the market value of the funds and annuity contracts and the investor activities are known, which are either monthly or quarterly. Distribution and annuity contract fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Private Placements

The Partnership participates in the private placements of equity securities for business entities that want to raise funds through a sale of securities. Revenue is recognized on the trade date. The Partnership believes that the trade date is the appropriate point in time to recognize revenue as there are no significant actions which the Partnership needs to take subsequent to this date, and the issuer obtains the control and benefit of the offering amounts at that point. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the private placement memorandums, which is highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur.

Administrative Services

The Partnership provides administrative services to companies in the securities industry. The Partnership believes that the performance obligation is satisfied when individually identifiable services are provided. Administrative services are generally billed and recognized either monthly or quarterly as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state franchise taxes.

As of December 31, 2020, open Federal tax years subject to examination include the tax years ended December 31, 2017 through December 31, 2019.

NOTE C – NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Partnership had net capital of $68,663, which was $58,647 in excess of its required net capital of $10,016. The Partnership's net capital ratio was 2.19 to 1.

NOTE D – RELATED PARTY TRANSACTIONS

The Partnership and two related parties ("Affiliates") are under common control. The existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Partnership and the Affiliates were not consummated on terms equivalent to arm's length transactions.

The Partnership has entered into an expense sharing agreement ("Agreement") with the Affiliates. Under the Agreement, the Affiliates and the Partnership share certain combined administrative expenses. The Partnership is allocated one-third of such actual combined expenses incurred by the Affiliates on a monthly basis. The Partnership was allocated and paid the Affiliates $169,307 under the Agreement during the year ended December 31, 2020.

The Partnership also paid one of the Affiliates discretionary management fees totaling $150,186 during the year.

NOTE E - CONTINGENCIES

The Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The Partnership currently has four arbitration claims filed against it. The nature of these claims is related to the Partnership's activities in the securities industry. The Partnership, based in part upon the opinion of legal counsel, estimates the liability on one of the arbitrations to be $20,000, which is included in accounts payable and accrued expenses in the accompanying statement of financial condition, and for the other three arbitrations does not believe there is a likelihood of a significant unfavorable outcome. It is at least reasonably possible that the Partnership's estimate of its liability may change in the near term. The Partnership intends to vigorously defend itself against these actions; however, the ultimate outcome of these and any other actions against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

NOTE F – SUBSEQUENT EVENTS

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2020, and through February 22, 2021, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2020.

Computation of Net Capital:

Total partners' capital qualified for net capital	$	113,252
Deductions and/or changes		
Non-allowable assets:		
Receivables	$	40,564
Other receivables	$	82
Prepaid expenses	$	3,942
Total deductions and/or changes	$	44,588
Net Capital	$	68,664
Aggregate indebtedness:		
Accounts Payable and accrued expenses	$	47,600
Commissions Payable	$	102,642
Total aggregate indebtedness	$	150,242
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	10,016
Net capital in excess of minimum requirement	$	58,648
Ratio of aggregate indebtedness to net capital		2.19 to 1

Reconciliation of Computation of Net Capital:

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2020 as filed by D.H. Hill Securities, LLLP on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement regarding the Reserve Requirements and Possession or Control Requirements:

The Partnership is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Partnership limits its business activities exclusively effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership; and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Partnership does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors:

No statement is required as no subordinated liabilities existed at any time during the year.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
D.H. Hill Securities, LLLP

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) D.H. Hill Securities, LLLP (the Partnership) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Partnership limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership, and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. In addition, the Partnership did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

D.H. Hill Securities, LLLP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about D.H. Hill Securities, LLLP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Partnership's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 22, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

D.H. HILL SECURITIES, LLLP

1543 Green Oak Place
Suite 100
Kingwood, Texas 77339
832-644-1852

D. H. Hill Securities, LLLP's Exemption Report

D. H. Hill Securities, LLLP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 , and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Dan H. Hill, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Dan H. Hill
Financial Operations Officer
February 22, 2021